UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 001-36368

KING DIGITAL ENTERTAINMENT PLC

(Exact Name of Registrant as Specified in Its Charter)

King Digital Entertainment plc

6th Floor, 2 Grand Canal Square

Dublin 2, Ireland

+44 (0) 20 3440 2393

(Address of principal executive offices)

King.com Inc.

188 King Street, Unit 302

San Francisco, CA 94107

(415) 777-8204

(Address of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ¨

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Completion of Acquisition

On February 23, 2016, King Digital Entertainment plc, a public limited company incorporated under the laws of Ireland (“King”) and Activision Blizzard, Inc., a Delaware corporation (“AB”), jointly announced the completion of the acquisition by ABS Partners C.V., a partnership formed in The Netherlands (“AB Sub”) and a wholly-owned subsidiary of AB, of the entire issued and to be issued ordinary share capital of King (the “Acquisition”) by means of a scheme of arrangement under Chapter 1 of Part 9 of the Irish Companies Act 2014 (the “Scheme”) and in accordance with the Irish Takeover Panel Act 1997, Takeover Rules, 2013.  As a result of the completion of the Acquisition, AB now indirectly owns King, and King’s shareholders of record as of immediately prior to the completion of the Acquisition are entitled to receive $18.00 for each ordinary share of King owned by them at such time.

As previously announced by King, the Acquisition was approved by King’s shareholders on January 12, 2016 and sanctioned by the High Court of Ireland on February 18, 2016. In connection with the Scheme and Acquisition, King’s articles of association were amended to include a mechanism for the transfer to AB Sub of any shares allotted or issued to any person on or after 5.00 p.m. (New York Time) on February 22, 2016. A copy of the amended articles of association are attached to this Form 6-K as Exhibit 99.1.

Pursuant to the terms of the Scheme and effective upon the completion of the Acquisition, each member of King’s board of directors (the “Board”) prior to the completion of the Acquisition resigned as a member of the Board and from all committees thereof other than Riccardo Zacconi, John Sebastian Knutsson and Stephane Kurgan, who will remain on the Board.

A copy of the announcement issued jointly by King and AB on February 23, 2016 in connection with the completion of the Acquisition is attached to this Form 6-K as Exhibit 99.2.

Delisting and deregistration of King’s Ordinary Shares

On February 23, 2016, in connection with the completion of the Acquisition, King notified the New York Stock Exchange (the “NYSE”) that the High Court of Ireland had approved the Acquisition and requested that the NYSE (i) suspend the trading and the listing of King’s ordinary shares on the NYSE before the market opens on the February 23, 2016 and (ii) file with the U.S. Securities and Exchange Commission (the “SEC”) an application on Form 25 to delist and deregister King’s ordinary shares. King expects to file a Form 15 with the SEC to deregister its Ordinary Shares ten days following the filing of the Form 25.

Statements required by the Irish Takeover Rules

The members of King’s board of directors accept responsibility for the information contained in this Form 6-K other than information relating to AB, AB Sub, the AB group, the members of AB’s board of directors, the sole manager of ABS Partners I, LLC (in its capacity as the general manager of AB Sub) and members of their immediate families, related trusts and persons connected with them for which the members of AB’s board of directors and the sole manager of ABS Partners I, LLC (in its capacity as the general manager of AB Sub) accept responsibility. To the best of the knowledge and belief of the members of King’s board of directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Form 6-K for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The release, publication or distribution of this this Form 6-K in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this this Form 6-K and all other announcements relating to the acquisition are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any restricted jurisdiction. Persons receiving such announcements (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the acquisition disclaim any responsibility or liability for the violations of any such restrictions by any person.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Articles of Association

99.2	Announcement dated February 23, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KING DIGITAL ENTERTAINMENT PLC

Date: February 23, 2016	By:	/s/ Riccardo Zacconi
	Name:	Riccardo Zacconi
	Title:	Chief Executive Officer